Exhibit 10.12

December 17, 2013

Kenneth E. Avery

5105 St. Clair Street

Fort Mill, SC 29715

Re: Severance Letter

Dear Kenneth:

In recognition of your years of service with Bojangles’ Restaurants, Inc. (the “Company”) and to provide you with some additional comfort in connection with the Company’s search for a new Chief Executive Officer, the Company has decided that you will be eligible to receive the severance payments described in this letter agreement (the “Agreement”) upon a termination of your employment under the circumstances described in the Agreement, subject to the terms and conditions of the Agreement.

1. In the event the Company terminates your employment without Cause (excluding any termination due to your death or disability (as determined in good faith by the Company)) or you terminate your employment for Good Reason, in each case, at any time during the twelve (12) month period following the date on which the first Chief Executive Officer of the Company hired after the date of the Agreement commences employment (the “Protection Period”), then you shall be entitled to receive:

(a) any unpaid base salary earned by you up to the date of termination, payable within thirty (30) days following such termination, and

(b) subject to your (x) execution of a general release of claims, which release will be provided to you not later than the seventh day following your termination date and must be executed by you, returned to the Company and no longer subject to revocation (to the extent applicable) within sixty (60) days following termination of employment, (y) continued compliance with the terms of the restrictive covenants contained in this Agreement, as well as any (if any) other restrictive covenant agreement to which you and the Company and/or any subsidiary or affiliate are a party as of the date of your termination (the “Restrictive Covenants”) and (z) continued compliance with the terms of the Agreement, a cash amount equal to (1) 105% of your base salary (as in effect immediately prior to your termination date), plus (2) your bonus for the 2012 fiscal year (collectively, the “Severance Amount”).

(c) such Severance Amount will be payable over the twelve (12) month period following your date of termination (the “Severance Period”) in substantially equal installments in accordance with the Company’s regular payroll practices as in effect from time to time, which amount shall be reduced by an amount equivalent to any compensation earned by you from other employment with, or from consulting for, any other person or entity, who would not be considered a single employer with the Company under Section 414(b) or Section 414(c) of the Internal Revenue Code of 1986, as amended (the “Code”), during the Severance Period (and which earnings must be promptly reported to the Company by you); provided, that the first installment of the Severance Amount shall be made on the next regularly scheduled payroll date of the Company following the sixtieth (60th) day after the effective date of your termination and shall include payment of any amounts that would otherwise be due prior thereto. In the event you do not comply with your obligations under any of the Restrictive Covenants or the Agreement, the Company may immediately cease the payment of the Severance Amount, in addition to any other rights of recovery that Company may have under applicable law or otherwise.

2. You hereby acknowledge and agree that, other than the Severance Amount, upon the effective date of the termination of your employment under the circumstances set forth in Section 1 of the Agreement, you shall not be entitled to any other severance or payments of any kind under any other agreement to which you may be a party with the Company or under any Company benefit plan, severance policy generally available to the Company’s employees or otherwise, except as otherwise required by applicable law.

3. You hereby acknowledge and agree that, upon your termination of employment for any reason whatsoever, for a period of one (1) year commencing with the date of termination (the “Restricted Period”), you shall not, directly or indirectly, be employed by or otherwise provide services for, including but not limited to, as a consultant, independent contractor or other capacity, or own or invest in (other than ownership for investment purposes of less than two percent (2%) of a publicly traded company) any company or other entity or organization operating or managing quick service restaurants in the United States that are primarily focused on chicken products (“Competitive Business”). A Competitive Business shall be deemed to include (but without limitation) Chick-fil-A, Kentucky Fried Chicken, Church’s, Zaxby’s and Popeye’s. In addition, during the Restricted Period, you hereby acknowledge and agree that you shall not, directly or indirectly, on your behalf or the behalf of a third party, hire, solicit, persuade or induce or attempt to do so any person who is actively employed by or performing services as an independent contract for, the Company or its subsidiaries at any time during the twelve (12) months preceding your termination. You further acknowledge that the Company has expended and will continue to expend substantial time, money and effort to develop its goodwill, business sources and customers, and thus the restrictive covenants contained in this Section 3 are reasonable to protect the Company and that in the event of any breach of this Section 3 by you, the damages suffered by the Company are not readily susceptible to being measured by money damages and that the Company shall be entitled to specific performance by temporary or permanent injunction without the necessity of posting a bond or proving actual damages.

4. For purposes of the Agreement, the following terms shall have the meanings set forth below

(a) “Cause” means, (i) your refusal to comply with any lawful directive or policy of the board of directors of the Company (the “Board”) which refusal is not cured by you within ten (10) days of written notice from the Company; (ii) the Company’s determination that, in the reasonable judgment of the Board, you have committed any act of dishonesty, embezzlement, unauthorized use or disclosure of confidential information or other intellectual property or trade secrets, common law fraud or other fraud against the Company or any subsidiary or affiliate; (iii) a material breach by you of any written agreement with or any fiduciary duty owed to the Company or any subsidiary or affiliate; (iv) your conviction (or the entry of a plea of a nolo contendere or equivalent plea) in a court of competent jurisdiction of a felony or any misdemeanor involving material dishonesty or moral turpitude; or (v) your habitual or repeated misuse of, or habitual or repeated performance of your duties under the influence of, alcohol, illegally obtained prescription controlled substances or non-prescription controlled substances

(b) “Good Reason” means the occurrence, without your consent, of (1) a reduction in your aggregate base compensation (i.e., base salary and target annual bonus opportunity), except in the event of an across the board reduction in base compensation applicable to substantially all similarly situated employees; and/or (2) moving the primary place of your employment to a location that is outside of a 40 mile radius from your primary place of employment on the date hereof; provided, that the Company shall have the opportunity to cure such circumstances within thirty (30) days after receipt of written notice by you to the Company (at its principal office by personal delivery or certified mail) of the occurrence of such event.

5. Nothing in this Agreement shall confer upon you any right to continued employment with the Company or interfere with or otherwise restrict in any way the rights of the Company, which rights are hereby expressly reserved by the Company, to terminate your employment at any time and for any reason or no reason.

6. No provision of this Agreement may be modified, waived, discharged or amended unless such modification, waiver, discharge or amendment is agreed to in writing and signed by the party against whom such modification, waiver, discharge or amendment is asserted. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof; and this Agreement supersedes all other agreements and drafts thereof, oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may be signed in multiple counterparts which together will constitute one agreement.

7. You may not assign this Agreement or any of his rights and duties hereunder. The provisions of this Agreement shall be binding on and shall inure to the benefit of the Company and its assigns, including, any successor in interest to the Company who acquires all or substantially all of the Company’s stock or assets.

8. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

9. This Agreement and any and all claims arising out this Agreement shall be governed by the laws of the State of North Carolina (without regard to any conflict of laws rule which might result in the application of the laws of any other jurisdiction). YOU HEREBY IRREVOCABLY WAIVE ALL RIGHT OF TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (INCLUDING COUNTERCLAIMS) RELATING TO OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

10. If any provision of this Agreement is invalid, illegal, or incapable of being enforced by any law, all other provisions of this Agreement remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.

11. The parties intend that this Agreement shall be interpreted to comply with or be exempt from Section 409A of the Code, and the regulations and authoritative guidance promulgated thereunder to the extent applicable (collectively “Code Section 409A”), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. In no event whatsoever will the Company, any of its affiliates, or any of their respective directors, officers, agents, attorneys, employees, executives, shareholders, investors, members, managers, trustees, fiduciaries, representatives, principals, accountants, insurers, successors or assigns be liable for any additional tax, interest or penalties that may be imposed on you under Code Section 409A or any damages for failing to comply with Code Section 409A. For purposes of Code Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BOJANGLES’ RESTAURANTS, INC.

By:	/s/ James R. Kibler
Name:	James R. Kibler
Title:	President and Chief Executive Officer

/s/ Kenneth E. Avery
Kenneth E. Avery Senior Vice President, Company Operations